Room 4561
						January 12, 2006



Mr. Paul Holt
Chief Financial Officer
Quality Systems, Inc.
18191 Von Karman Avenue
Irvine, CA 92612

Re:	Quality Systems, Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 14, 2005
	File No. 001-12537


Dear Mr. Holt:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

Liquidity and Capital Resources, page 39

1. You disclose that cash provided by operations is your principal source of cash yet your discussion of operating cash flow is limited.
When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, how have you considered expanding your disclosure to address the underlying factors that resulted in the $13.9 million decrease in cash flows related to accounts receivable. As part of your response, please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

2. We note that your DSO appears to have increased to 119 days as of
March 31, 2005 from 99 days as of March 31, 2004. Please describe for us, in reasonable detail, the reasons for this apparent increase.
Describe any changes in the payment terms you offer or your collection policies and practices. Tell us how you have considered providing disclosure about DSO in your MD&A.

Item 9A.  Controls and Procedures, page 41

3. We note that you have evaluated the effectiveness of your disclosure controls and procedures within 90 days of the filing date of your report. Rule 13a-15(b) of the Exchange Act and Item 307 of
Regulation S-K require that management evaluate the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the report. Please tell us management`s conclusion as to the effectiveness of the disclosure controls and procedures as of the end of the period covered by this Form 10-K and confirm that you will conform your disclosure to the requirements of Item 307 in future filings. Please provide similar representations for the subsequent
Form 10-Q`s you have filed.

4. We note your disclosure that your "disclosure controls and procedures result in the effective recordation, processing, summarization and reporting of information." Exchange Act Rule 13a-
15(e) requires that you conclude whether your disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and are also designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of March 31, 2005 and subsequent interim periods and confirm that you will conform your disclosure in future filings.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant or me at
(202)
551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Paul Holt
Quality Systems, Inc.
January 12, 2006
Page 3